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May 19, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: iShares COMEX Gold Trust.

Ladies and Gentlemen:

On behalf of Barclays Global Investors, N.A., in its capacity as sponsor of the iShares COMEX Gold Trust, transmitted herewith for filing pursuant to Regulation S-T via the Securities and Exchange Commission’s EDGAR system is post-effective amendment No. 2 to the Registration Statement filed on Form S-1 on February 6, 2004 (Registration No. 333-112589).

The filing fee of $252,576.45 pursuant to Rule 457(d) of the Securities Act of 1933, as amended, was wire transferred in connection with the original filing compliance with 17 C.F.R.202.3a.

If you have any comments or questions regarding this filing, you may contact me at 212-878-8075 or Edgard Alvarez at 202-912-5007.

Very truly yours,

S/ DAVID YERES

David J. Yeres

cc: Edgard Alvarez